UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GreenLight Biosciences Holdings, PBC

(Name of Subject Company)

GreenLight Biosciences Holdings, PBC

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536 G105

(CUSIP Number of Class of Securities)

Nina Thayer

General Counsel, Chief Compliance Officer & Corporate Secretary

29 Hartwell Avenue

Lexington, Massachusetts 02421

(617) 616-8188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey A. Letalien

R. Kirkie Maswoswe

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by GreenLight Biosciences Holdings, PBC, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 21, 2023. The Schedule 14D-9 relates to the cash tender offer by SW MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of SW ParentCo, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares, other than certain excluded Shares, at an offer price of $0.30 per Share, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes. Parent and Merger Sub are affiliates of investment funds advised by Fall Line Capital, LLC (“Fall Line”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment is being filed to reflect certain updates as presented below.

Item 8	Additional Information.

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The paragraphs under the heading “Legal Proceedings” shall be deleted in their entirety and replaced with the following paragraphs:

“The Company has received four demands for books and records on behalf of purported Company stockholders pursuant to 8 Del. C. § 220 dated June 27, June 28, June 30, and July 5, 2023 (the “Section 220 Demands”). On July 18, 2023, two lawsuits pursuant to 8 Del. C. § 220 were filed in the Delaware Court of Chancery by stockholders who previously sent Section 220 Demands: Oscar Pardo Planas v. GreenLight Biosciences Holdings, PBC, No. 2023-0729, and Susan Serven et al. v. GreenLight Biosciences Holdings, PBC, No. 2023-0728 (the “Section 220 Actions”). The Company has also received eleven demands for additional disclosure on behalf of purported stockholders dated June 29, June 30, July 1, July 4, July 5, and July 6, 2023 (the “Disclosure Demands” and, together with the Section 220 Demands, the “Stockholder Demands”). One of the Disclosure Demands, dated July 6, 2023 attached a draft complaint asserting claims against the Company and its directors pursuant to Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14d-9 thereunder.

The Stockholder Demands and the Section 220 Actions generally allege, among other things, that (i) the Schedule 14D-9 as filed on June 21, 2023, as well as filings made by the Company on Schedule 13E-3 on June 21, 2023, misrepresent and/or omit certain purportedly material information relating to the Company’s financial projections, the analyses performed by the financial advisor and provided to the Special Committee and the Board, purported conflicts of interest affecting the Company’s directors and officers, and the events that led up to the signing of the Merger Agreement; (ii) the Offer, the Merger and/or the Transactions were not the product of a full and fair process and/or improperly benefitted insiders of the Company; and (iii) the consideration being provided to the Company’s stockholders in connection with the Offer, the Merger and the Transactions is inadequate. In addition, one of the Section 220 Actions (Susan Serven et al. v. GreenLight Biosciences Holdings, PBC, No. 2023-0728) makes certain allegations concerning the Business Combination, including among other things that ENVI’s board of directors committed mismanagement and breaches of fiduciary duty in connection with the Business Combination and that ENVI’s disclosure to stockholders in connection with the Business Combination was erroneous and inadequate.

The Company may receive further demands from stockholders. In addition, further lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

While the Company believes that the disclosures in the Schedule 14D-9 filed on June 21, 2023, complied fully with all applicable laws and denies the allegations in the Stockholder Demands and Section 220 Actions described above, in order to moot stockholders’ disclosure demands, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has decided to supplement certain disclosures in the previously filed Schedule 14D-9 as reflected in the amended Schedule 14D-9 filed on July 11, 2023 (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the Supplemental Disclosures.

The Company is among several defendants named in an adversary proceeding filed on July 19, 2023, in the U.S. Bankruptcy Court for the District of Delaware captioned Alameda Research Ltd. et al. v. Platform Life Sciences Inc. et al., No. 23-50444-JTD. The adversary proceeding, which was filed in the jointly administered Chapter 11 bankruptcy cases captioned In re FTX Trading Ltd., et al., No. 22-11068-JTD, asserts claims against the Company in the amount of $5.5 million for actual and constructive fraudulent transfer under federal and Delaware law related to the purchase by Latona Bioscience Group of shares of common stock in the Company’s August 2022 PIPE transaction, property recovery pursuant to 11 U.S.C. § 550(a)(1), and disallowance of claims pursuant to 11 U.S.C. §502(d). The Company is evaluating the claims.”

2.	The following new subsection shall be added before the final subsection entitled “Cautionary Statement Regarding Forward-Looking Statements”:

“Final Results of the Offer

The Offer and withdrawal rights expired at one minute after 11:59 p.m., New York City time, on Wednesday, July 19, 2023. The Depositary for the Offer has indicated that a total of 18,791,264 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 60.36% of the outstanding Shares other than Rollover Shares. In addition, Notices of Guaranteed Delivery have been delivered for 477,399 Shares, representing approximately 1.5% of the outstanding Shares other than Rollover Shares. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as defined in the Offer to Purchase, and all other conditions to the Offer were satisfied or waived. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by the Purchaser.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of GreenLight pursuant to Section 251(h) of the DGCL. Accordingly, the Purchaser expects to effect the Merger under Section 251(h) of the DGCL as soon as practicable, pursuant to which the Purchaser will merge with and into GreenLight, with GreenLight surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share will be converted automatically into the right to receive the Offer Price (other than Excluded Shares, Rollover Shares and Dissenting Shares).

Promptly following consummation of the Merger, the Purchaser intends to cause all Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

On July 20, 2023, the Company issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.”

Item 9	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(C)	Press Release of GreenLight Biosciences Holdings, PBC dated July 20, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

By:	/s/ Nina Thayer
Name: Nina Thayer
Title: General Counsel, Chief Compliance Officer & Corporate Secretary

Dated: July 20, 2023